16021317

SECU[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 02 2016
Washington DC
412

SEC FILE NUMBER
8-46065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACCESS FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 N. CLINTON STREET, SUITE 450
(No. and Street)

CHICAGO	ILLINOIS	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NANCY J. GORCHOFF 312-655-8211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SASSETTI, LLC
(Name – *if individual, state last, first, middle name*)

6611 W. NORTH AVE.	OAK PARK	IL	60302
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NANCY J. GORCHOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACCESS FINANCIAL GROUP, INC., as of MARCH 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICTOR JOHN CHIGAS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 11, 2017

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS FINANCIAL GROUP, INC.

TABLE OF CONTENTS

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Access Financial Group, Inc.

We have audited the accompanying statement of financial condition of **Access Financial Group, Inc.** as of March 31, 2016, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of **Access Financial Group, Inc.** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Access Financial Group, Inc.** as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of **Access Financial Group, Inc.** financial statements. The supplemental information is the responsibility of **Access Financial Group, Inc.** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sassetti LLC

Oak Park, IL
May 27, 2016

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

		March 31, 2016
ASSETS		
Cash and cash equivalents	$	955,553
Receivable from broker-dealer		29,744
TPA record keeping and administrative fees receivable		425,872
Securities owned, at fair value		1,051,651
Property and equipment, net of accumulated depreciation of **$ 149,780**		97,213
Other assets		106,881
	$	**2,666,914**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	218,217
Deferred income taxes		55,000
TOTAL LIABILITIES		273,217
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value; 4,000,000 shares authorized; and 1,231,962 issued and outstanding		12,320
Additional paid in capital		1,114,551
Retained earnings		1,309,134
Accumulated other comprehensive loss		(42,308)
TOTAL STOCKHOLDERS' EQUITY		2,393,697
	$	**2,666,914**

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

		FOR THE YEAR ENDED MARCH 31, 2016
REVENUES		
Commissions and fees	$	1,440,961
TPA record keeping and administrative fees		2,111,641
Interest and dividend income		40,794
Gain on sale of marketable securities		2,062
Other income		-
TOTAL REVENUES		3,595,458
OPERATING EXPENSES		
Commissions, clearing and exchange fees		1,182,282
Compensation and related expenses		1,407,015
Communications and data processing		222,499
Occupancy		217,455
Other operating expenses		344,607
TOTAL OPERATING EXPENSES		3,373,858
INCOME BEFORE TAXES		221,600
PROVISION FOR INCOME TAXES		129,112
NET INCOME		92,488
OTHER COMPREHENSIVE LOSS		
Unrealized holding losses arising during the period		(143,833)
Deferred income tax benefit on unrealized losses		58,582
TOTAL OTHER COMPREHENSIVE LOSS		(85,251)
TOTAL COMPREHENSIVE INCOME	**$**	**7,237**

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Loss	Total
BALANCE - April 1, 2015	1,231,962	$ 12,320	$ 1,114,551	$ 1,216,646	$ 42,943	$ 2,386,460
Comprehensive income:						
Net income	-	-	-	92,488	-	92,488
Other comprehensive income	-	-	-	-	(85,251)	(85,251)
BALANCE - March 31, 2016	1,231,962	$ 12,320	$ 1,114,551	$ 1,309,134	$ (42,308)	$ 2,393,697

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

		FOR THE YEAR ENDED MARCH 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	92,488
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		27,958
Gain on sale of marketable securities		(2,062)
Deferred income taxes		51,301
(Increase) decrease in assets:		
Receivable from broker - dealer		(15,681)
TPA record keeping and administrative fees receivable		4,051
Other assets		16,958
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		19,236
NET CASH PROVIDED BY OPERATING ACTIVITIES		194,250
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(2,020)
Net purchase of marketable securities		(15,719)
NET CASH USED IN INVESTING ACTIVITIES		(17,739)
NET INCREASE IN CASH AND CASH EQUIVALENTS		176,511
Cash and cash equivalents beginning of year		779,042
Cash and cash equivalents at end of year	$	955,553
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	6,688
Change in unrealized loss, net of deferred taxes, recorded in other comprehensive loss	$	(85,251)

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - Organization and nature of business

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on December 18, 1992. The Company is a registered securities broker-dealer and registered investment advisor regulated by the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears its trades through a clearing broker on a fully disclosed basis. The Company provides recordkeeping, investment services and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

NOTE B - Summary of significant accounting policies

Basis of accounting
The Company uses the accrual method of accounting. Customer transactions are cleared on a fully disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

Management fee receivable, administrative fees receivable and allowance for doubtful accounts
Management and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially in arrears of each calendar quarter. The Company determined there were no accounts deemed uncollectible, and as a result had no allowance for doubtful accounts recorded at March 31, 2016.

Property and equipment
Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

Income taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to primarily depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and other comprehensive income. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

NOTE B - Summary of significant accounting policies, continued

Advertising costs
The Company expenses advertising costs as incurred. Advertising expense for the year ended March 31, 2016 was $1,890.

Securities transactions
Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.

Fair value of financial instruments
The Company has adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels established by FASB ASC 820 are described as follows:

Level 1 - Valuation is based on quoted prices for identical assets or liabilities traded in active markets.

Level 2 - Valuation is based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is based on model-based techniques that use significant inputs and assumptions not observable in the market. These unobservable inputs and assumptions reflect the Fund's estimates of inputs and assumptions that market participants would use in pricing the assets and liabilities, and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented in the Statement of Financial Condition.

NOTE B - Summary of significant accounting policies, continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive loss

Other comprehensive loss refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America, are included in comprehensive loss but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity.

Subsequent events

The Company has evaluated subsequent events through May 27, 2016, the date which the financial statements were issued, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

NOTE C - Employee benefit plan

The Company's eligible employees participate in a Safe Harbor 401(k) plan. The Company made its mandatory Safe Harbor contribution; however, no additional discretionary contributions were made. The amount of the Safe Harbor contribution for the year ended March 31, 2016 was **$35,070.**

NOTE D - Securities owned, at fair value

In accordance with the ASC 820, the following tables represent the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of March 31, 2016:

	Quoted Prices In Active Markets for Identical Assets (Level 1)
Equities and financial institution preferred equities	**$1,051,651**

NOTE D - Securities owned, at fair value, continued

There were no transfers between levels during the year ending March 31, 2016. The company classifies its marketable securities as "available for sale". They may be sold in response to changes in interest rates, liquidity need, and for other purposes.

Cost and fair value of marketable equity securities at March 31, 2016 are as follows:

March 31, 2016	Cost	Gross unrealized gains (losses)	Fair value
Equities and financial institution preferred equities	**$1,121,141**	**$ (69,489.38)**	**$1,051,651**

NOTE E - Commitments and related party transactions

The Company leases office space under an operating lease agreement expiring on May 31, 2022. The lease is with a partnership in which the officers of the Company have an interest. Future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows for the years ending March 31st:

2017	$	151,975
2018	$	154,635
2019	$	156,890
2020	$	159,635
2021	$	162,896
Thereafter	$	165,747
	$	951,778

Rent expense for the year ended March 31, 2016 was $ **147,448** part of which was paid to the affiliated partnership.

NOTE F - Property and equipment

Property and equipment

Property and equipment consist of the following as of March 31, 2016:

Furniture and equipment	$	14,027
Computer equipment	$	144,019
Leasehold improvements	$	88,947
	$	246,993
Less accumulated depreciation	$	(149,780)
	$	97,213

Depreciation expense for the year ended March 31, 2016 was **$27,958**.

NOTE G - Off balance sheet credit and market risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commissions receivables on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers with which it conducts business.

NOTE H - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2016, the Company has a net capital of $1,672,027, which is $1,622,027 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was .13 to 1 at March 31, 2016.

NOTE I - Income taxes

The Company's total deferred tax assets and deferred tax liabilities at March 31, 2016 are as follows:

Total deferred tax assets	$ 0
Total deferred tax liability	$ (55,000)
Net deferred tax liability	$ (55,000)

The Company's provision for income taxes consists of the following:

Current income tax expense	$ 77,811
Deferred tax expense	$ 51,301
	$ 129,112

The provision for income taxes is based upon income or loss before tax for financial reporting purposes. Deferred tax assets or liabilities are recognized for the expected future tax consequences of temporary differences between tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The Company follows the accounting guidance for uncertainty in income taxes according to the FASB ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of March 31, 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The company is no longer subject to U.S. federal and state income tax examinations b the authorities for years before 2012.

NOTE I - Income taxes, continued

The provision for income taxes generally does not bear the customary relationship to pretax statutory income that would be expected applying ordinary corporate tax rates. A reconciliation of the Company's provision for taxes determined by applying the federal and state statutory rate of 41.75% as of March 31, 2016 is as follow:

	March 31, 2016	Effective Tax Rate
Provision computed at statutory rate	$ 92,518	41.75%
Dividends received deduction	(8,978)	(4.05)%
Other, including rate adjustment	45,572	20.56%
Total statutory income taxes incurred	$ 129,112	58.26%

ACCESS FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

ACCESS FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1

		March 31, 2016
Total Stockholders' Equity from Statement of Financial Condition	$	2,393,697
Less non-allowable assets		(635,852)
Add deferred tax liability		55,000
Net capital before haircuts on securities	$	1,812,845
Haircuts on securities pursuant to Rule 15c3-1		(140,818)
Net capital	$	1,672,027
Net capital requirement		50,000
Excess net capital	$	1,622,027
Total aggregate indebtedness	$	218,217
Percentage of aggregate indebtedness to net capital		13.05%

This section only applicable if there are adjustments made
Reconciliation with Company's computation of Net Capital (included in Part II A of Form X-17A-5) as of March 31, 2016:

Net capital, as reported in Company's Part II A Unaudited Focus Report	$	1,644,289
Other operating adjustments		34,226
Adjustment to deferred tax liability		(7,281)
Adjustment for non-allowable assets		793
Net capital, per March 31, 2016 audit report	$	1,672,027

This section only applicable if there are adjustments made

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part II A of Form X-17A-5) as of March 31, 2016:

Total Aggregate Indebtedness, as reported in Company's Part II A Focus Report	$	283,173
Adjustment to liabilities		(2,675)
Exclusion of deferred tax liability as previously reported		(62,281)
Total Aggregate Indebtedness, per March 31, 2016 audit report	$	218,217

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule for the year ending March 31, 2016.

A'C'C'E'S'S
FINANCIAL GROUP, INC.

May 27, 2016

Sassetti, LLC
6611 W. North Ave.
Oak Park, IL 60302

Ladies and gentlemen:

We are providing this letter in connection with your review of Access Financial Group, Inc.'s Exemption Report, as required by SEC Rule 17a-5(d)(4), for the period from April 1, 2015 through March 31, 2016, for the purpose of determining whether any material modifications should be made to management's assertions, referred to below, for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. We confirm, as of the date of this representation letter, the following representations made to you during your review of the Exemption Report:

a) We are responsible for Access Financial Group, Inc.'s compliance with the identified exemption provisions for the period from April 1, 2015 through March 31, 2016;

b) The following are the Company's assertions:

   i. The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii);

   ii. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k) for the period from April 1, 2015 through March 31, 2016 without exception.

   These assertions are our responsibility.

c) We have made available to you all records and other information relevant to Access Financial Group, Inc.'s assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of this letter; and

d) Subsequent to March 31, 2016, there were no known events or other factors that might significantly affect Access Financial Group, Inc.'s compliance with the identified exemption provisions.

Very truly yours,

Nancy J. Gorchoff, Chief Financial Officer

Registered Broker Dealer
Member FINRA, SIPC

118 N. Clinton St., Suite 450 • Chicago, IL 60661 • 800 487 8220 • 312 655 8200 • Fax 312 655 8224 • www.afinancial.com

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Access Financial Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **Access Financial Group, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Access Financial Group,** Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) **Access Financial Group, Inc.** stated that **Access Financial Group, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **Access Financial Group, Inc.** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Access Financial Group, Inc.** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sassetti LLC

Oak Park, IL
May 27, 2016

6611 W. North Avenue ▪ Oak Park, IL 60302 ▪ P 708.386.1433 ▪ F 708.386.0139 ▪ www.sassetti.com

SUPPLEMENTARY REPORT

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Access Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by **Access Financial Group, Inc.** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating **Access Financial Group, Inc.** compliance with the applicable instructions of Form SIPC-7. **Access Financial Group, Inc.** management is responsible for **Access Financial Group, Inc.** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sassetti LLC

Oak Park, IL
May 27, 2016

6611 W. North Avenue ▪ Oak Park, IL 60302 ▪ P 708.386.1433 ▪ F 708.386.0139 ▪ www.sassetti.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended MARCH 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046065 FINRA MAR
ACCESS FINANCIAL GROUP, INC
118 NORTH CLINTON ST., SUITE 450
CHICAGO, IL 60661-2394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Geri Krosel 312-655-8214

2. A. General Assessment (item 2e from page 2)		$ 2,912.00
B. Less payment made with SIPC-6 filed (**exclude interest**) 10/27/2015 & 11/16/2015 Date Paid		(1,720.00)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,192.00
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,192.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,192.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACCESS FINANCIAL GROUP, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26th day of MAY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning APRIL 1
and ending MARCH 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,451,626
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,451,626
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	210,426
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	42,590
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ITS (TPA) $2,033,967.19 (Deductions in excess of $100,000 require documentation)	2,033,967
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	2,286,983
2d. SIPC Net Operating Revenues	$ 1,164,643
2e. General Assessment @ .0025	$ 2,912
	(to page 1, line 2.A.)